EXHIBIT 4.1

CERTIFICATE OF DESIGNATIONS

OF

series A preferred stock

 Of

CASI PHARMACEUTICALS, INC.

CASI Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), in accordance with the provisions of Section 151 of the Delaware General Corporation Law, does hereby certify that the following resolution was duly adopted by the Board of Directors of the Corporation on September 16, 2014:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board of Directors”) by the provisions of Article FOURTH of the Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”), there is hereby created, out of the 5,000,000 shares of preferred stock, par value $1.00 per share, of the Corporation authorized in Article FOURTH of the Certificate of Incorporation, a series of the preferred stock consisting of 100,000 shares, which series shall have the following powers, designations, preferences and relative, participating, optional or other rights, and the following qualifications, limitations and restrictions (in addition to any powers, designations, preferences and relative, participating, optional or other rights, and any qualifications, limitations and restrictions, set forth in the Certificate of Incorporation which are applicable to the preferred stock of the Corporation):

Section 1. Designation and Amount. There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation a series of preferred stock designated as the 8% Convertible Preferred Stock, Series A (the “Series A Preferred Stock”). The authorized number of shares of Series A Preferred Stock shall be100,000 shares

Section 2. Definitions. As used herein with respect to the Series A Preferred Stock, in addition to those terms defined herein, the following terms shall have the following meanings:

(a) “Business Day” shall mean any day except Saturday, Sunday and any day on which banking institutions in the State of Maryland generally are authorized or required by law or other governmental actions to close.

(b) “Closing Sales Price” means, with respect to a particular day, the closing sale price or, if no closing sale price is reported, the last reported sale price per share of Common Stock on such day on the NASDAQ Capital Market or such other national securities exchange or automated quotation system on which the Common Stock is then listed or authorized for quotation or, if the Common Stock is not so listed or authorized for quotation, an amount determined in good faith by the Board of Directors to be the fair value of a share of the Common Stock, , which amount shall be and reasonably acceptable to the holders of a majority of the outstanding shares of Series A Preferred Stock..

(c) “Conversion Factor” initially means 100, as may be adjusted from time to time in accordance with Section 14(b).

(d) “Common Stock” means the common stock, par value $0.01 per share, of the Corporation.

(e) “Corporation” means CASI Pharmaceuticals, Inc., a Delaware corporation.

(f) “Dividend Payment Date” means March 31, June 30, September 30 and December 31 of each year.

(g) “Dividend Period” means the quarterly period commencing on and including the first day of the calendar quarter and ending and including the last day of the calendar quarter on which the corresponding Dividend Payment Date occurs, other than the Initial Dividend Period.

(h) “Holder” or “holder” means a holder of record of the Series A Preferred Stock.

(i) “Initial Dividend Period” means the period commencing on the first day upon which a share of Series A Preferred Stock shall be issued and ending on the last day of that calendar quarter.

(j) “Issue Date” means the date on which the first share of Series A Preferred Stock is issued by the Corporation.

(k) “Junior Stock” means the Common Stock and any other class or series of capital stock of the Corporation now or hereafter authorized, issued or outstanding that, by its terms, does not expressly provide that it ranks pari passu with or senior to the Series A Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution and winding up of the Corporation.

(l) “Liquidation Parity Stock” means Parity Stock the terms of which expressly provide that it will rank pari passu with the Series A Preferred Stock as to rights upon liquidation, dissolution and winding up of the Corporation.

(m) “Liquidation Preference” means, with respect to each share of Series A Preferred Stock, one times the Series A Stated Value.

(n) “Parity Stock” means any class or series of capital stock of the Corporation hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks pari passu with the Series A Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution and winding up of the Corporation (without regard to whether dividends accrue cumulatively or non-cumulatively).

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(o) “Person” means any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock corporation, trust, limited liability corporation, unincorporated organization, other entity or government or any agency or political subdivision thereof.

(p) “Proposal” means the proposal to be submitted to the Stockholders Meeting, for the purpose of seeking approval of the stockholders of the Corporation for the issuance and sale of the securities pursuant to the Investment Agreement (including the issuance of all shares of Common Stock issuable upon the full conversion of the Series A Preferred Stock).

(q) “Record Date” means the date as determined by the Board of Directors of the Corporation for determining Holders of Series A Preferred Stock entitled to receive a dividend or to vote on any matter to which Holders are entitled to vote.

(r) “Senior Stock” means any class or series of capital stock of the Corporation hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks senior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution and winding up of the Corporation.

(s) “Series A Preferred Stock” shall have the meaning ascribed to such term in Section 1 hereto.

(t) “Series A Stated Value” means (i) the average of the Closing Sales Price for the ten Trading Days of the Common Stock immediately prior to the Issue Date multiplied by 100.

(u) “Stockholder Approval” means the approval of the Proposal by the stockholders of the Corporation at the Stockholders Meeting in accordance with applicable law, the Corporation’s Certificate of Incorporation and Bylaws and the applicable requirements of the NASDAQ Capital Market.

(v) “Stockholders Meeting” means a meeting of the stockholders of the Corporation, for the purpose of voting on the Proposal.

(w) “Trading Day” means any day on which the NASDAQ Stock Market (or such other successor national securities exchange or automated quotation system on which the Common Stock is then listed or authorized for quotation) is open for the transaction of business.

(x) “Transfer Agent” means the Corporation’s duly appointed transfer agent, registrar, conversion and dividend disbursing agent for the Series A Preferred Stock and transfer agent and registrar for any shares of Common Stock issued upon conversion of the Series A Preferred Stock, or any successor duly appointed by the Corporation.

Section 3.   Ranking. The Series A Preferred Stock shall rank, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, (a) senior to all Junior Stock, (b) on parity with all Parity Stock and (c) junior to all Senior Stock.

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Section 4. Dividends.

(a)    Commencing with the Initial Dividend Period, each Holder of Series A Preferred Stock, in preference and priority to the holders of all other classes or series of Junior Stock, shall be entitled to receive, out of assets legally available therefor and as declared by the Board or an authorized committee thereof, with respect to each share of Series A Preferred Stock then outstanding and held by such Holder, dividends, commencing from the date of issuance of such share of Series A Preferred Stock, at the rate of eight percent (8%) per annum of the Series A Stated Value per share of Series A Preferred Stock (the “Series A Preferred Dividends”). The Series A Preferred Dividends shall be cumulative, whether or not earned or declared, and shall be paid quarterly in arrears on the last day of March, June, September and December in each year, commencing September 30, 2014.

(b)   In the event that the Corporation shall at any time pay a dividend on the Common Stock (other than a dividend payable solely in shares of Common Stock) or any other class or series of capital stock of the Corporation, the Corporation shall, at the same time, pay to each holder of Series A Preferred Stock a dividend equal to the dividend that would have been payable to such holder if the shares of Series A Preferred Stock held by such holder had been converted into Common Stock on the date of determination of holders of Common Stock entitled to receive such dividends.

Section 5. Liquidation Preference.

(a)    Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), after the satisfaction in full of the debts of the Corporation, upon Liquidation, each Holder of Series A Preferred Stock shall be entitled to receive, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to shareholders of the Corporation, subject to the prior rights of holders of any Senior Stock, the Liquidation Preference for each outstanding share of Series A Preferred Stock held by such Holder, plus any accrued but unpaid dividends, in preference to the holders of, and before any payment or distribution is made on (or any setting apart for any payment or distribution), any Junior Stock, including, without limitation, on any Common Stock. After the payment to the Holders of the Liquidation Preference for each outstanding share of Series A Preferred Stock, such Holders shall not be entitled to convert any Series A Preferred Stock into Common Stock and shall not be entitled to any further participation in distributions of, and shall have no right or claim to, any of the remaining assets of the Corporation in respect of the Series A Preferred Stock.

(b)   The term “Liquidation” shall also include (i) the sale, lease, transfer, exclusive licenses, exchange, conveyance or other disposition for cash, securities or other property of all or substantially all the assets of the Corporation or (ii) the merger, consolidation or share exchange of the Corporation into or with any other Person (other than one in which stockholders of the Corporation own a majority by voting power of the outstanding shares of the surviving or acquiring corporation). The Holders’ entitlement to their liquidation preference shall not be abrogated or diminished in the event part of the consideration is subject to escrow in connection with a Liquidation..

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(c)    In the event the assets of the Corporation legally available for distribution to the Holders of the Series A Preferred Stock upon any Liquidation shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5(a), no such distribution shall be made on account of any Liquidation Parity Stock upon such Liquidatio unless proportionate distributable amounts shall be paid with equal priority on account of the Series A Preferred Stock, ratably, in proportion to the full distributable amounts for which Holders of the Series A Preferred Stock and holders of any Liquidation Parity Stock are entitled upon such Liquidation.

(d)    All distributions made with respect to the Series A Preferred Stock in connection with any Liquidation.

Section 6. Automatic Conversion. Prior to the Stockholder Approval, the Series A Preferred Stock shall not be convertible. Upon the Stockholder Approval, the shares of Series A Preferred Stock then outstanding shall automatically convert, without any action on the part of the Holder thereof and without payment of any additional consideration other than the payment of par value for the shares, into such number of fully paid and nonassessable whole shares of Common Stock as is obtained by multiplying the number of shares to be converted by the applicable Conversion Factor. The Corporation shall provide prompt written notice to the Holders of Series A Preferred Stock of any conversion effected pursuant to this Section 6 but in no event more than two Business Days after the effective date of such conversion. From and after any conversion effected pursuant to this Section 6, the Holders of the Series A Preferred Stock shall have the right to receive the shares of Common Stock to which they are entitled upon surrender of the certificate or certificates representing the shares of Series A Preferred Stock so converted to the Corporation at its principal office (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the Holders of the Series A Preferred Stock) along with a check for the par value of the shares. Upon such surrender, the Corporation shall pay to the Holder in cash all accrued and unpaid Series A Dividends to the date of the automatic conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series A Preferred Stock, as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders, not less than such aggregate number of shares of the Common Stock as shall be issuable upon the conversion of the then outstanding shares of Series A Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable. The issuance of certificates for shares of the Common Stock on conversion of the Series A Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates.

Section 7. No Fractional Shares Upon Conversion. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. Upon any conversion, all fractional share interests to which a Holder may be entitled shall be aggregated into whole shares of Common Stock with cash being paid for any fractional interest that may remain after such aggregation. The Corporation shall pay cash equal to such fraction multiplied by the average, rounded to the nearest one ten thousandth, of the Closing Sales Prices of the Company’s Common Stock for the three Trading Days immediately preceding the conversion.

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Section 8. Redemption.

(a)   At any time after the date that is 18 months following the Issue Date, if not previously converted into Common Stock, the Holders of not less than a majority of the outstanding shares of Series A Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all (but not less than all) of the then outstanding shares of Series A Preferred Stock redeemed by the Corporation (a “Series A Redemption”) for a price per share equal to the Liquidation Preference for such Share, plus all unpaid accrued and accumulated dividends on such share (the “Series A Redemption Price”). Any such Series A Redemption shall occur not more than sixty (60) days following receipt by the Corporation of a written election notice (the “Series A Election Notice”) from the Holders of not less than a majority of the outstanding shares of Series A Preferred Stock. Upon receipt of a Series A Election Notice, all Holders of Series A Preferred Stock shall be deemed to have elected to have all of their shares redeemed pursuant to this Section 8 and such election shall bind all Holders of Series A Preferred Stock. In exchange for the surrender to the Corporation by the respective Holders of shares of Series A Preferred Stock of their certificate or certificates representing such shares in accordance with Section 8(c) below, the aggregate Series A Redemption Price for all shares held by each Holder of shares shall be payable in cash in immediately available funds to the respective Holders of the Series A Preferred Stock on the applicable Series A Redemption Date and the Corporation shall contribute all of its assets to the payment of the Series A Redemption Price, and to no other corporate purpose, except to the extent prohibited by applicable Delaware law. If the Corporation fails to pay in full the amount hereunder on the date such amount is due in accordance with this Section, the Corporation will pay interest thereon at a rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law, accruing daily from such date until the amount, plus all such interest thereon, is paid in full.

(b)    As promptly as practicable, but in no event later than ten (10) days, following receipt of a Series A Election Notice, the Corporation shall send written notice (the “Series A Redemption Notice”) of its receipt of a Series A Election Notice to each Holder of record of Series A Preferred Stock. Each Series A Redemption Notice shall state:

(i) the number of Shares of Series A Preferred Stock held by the Holder that the Corporation shall redeem on the Series A Redemption Date specified in the Series A Redemption Notice;

(ii) the date of the closing of the redemption, which pursuant to Section 8(a) shall be no later than sixty (60) days following receipt by the Corporation of the Series A Election Notice (the applicable date, the “Series A Redemption Date”) and the Series A Redemption Price; and

(iii) the manner and place designated for surrender by the Holder to the Corporation of his, her or its certificate or certificates representing the Shares of Series A Preferred Stock to be redeemed.

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(c) On or before the Series A Redemption Date, each Holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing such Shares to the Corporation, in the manner and place designated in the Series A Redemption Notice, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated in the Series A Redemption Notice. Each surrendered certificate shall be canceled and retired and the Corporation shall thereafter make payment of the applicable Series A Redemption Price by certified check or wire transfer to the holder of record of such certificate.

(d) .If on the applicable Series A Redemption Date, the Series A Redemption Price is paid (or tendered for payment) for any of the shares to be redeemed on such Series A Redemption Date, then on such date all rights of the Holder in the shares so redeemed and paid or tendered, including any rights to dividends on such shares, shall cease, and such shares shall no longer be deemed issued and outstanding.

Section 9. Voting Rights.

(a)   Holders of the Series A Preferred Stock shall have no voting rights except as set forth in this Section 9 and as otherwise required by Delaware law as in effect from time to time. Except as otherwise provided in this Section 9, in exercising any such voting rights, each Holder shall be entitled to one vote for each share of Series A Preferred Stock held by such Holder.

(b)   So long as any shares of Series A Preferred Stock remain outstanding, unless a greater percentage shall then be required by law, the affirmative vote or written consent of the Holders of at least two-thirds of all of the shares of Series A Preferred Stock at the time outstanding, voting separately as a class, shall be required to:

(i) amend, alter or repeal any provision of the Corporation’s Certificate of Incorporation (including this Certificate of Designations creating the Series A Preferred Stock), if the amendment, alteration or repeal of the Certificate of Incorporation would adversely affect the rights, preferences, powers or privileges of the Series A Preferred Stock;

(ii) create, authorize, issue or increase the authorized or issued amount of any class or series of any of the Corporation’s equity securities, or any warrants, options or other rights convertible or exchangeable into any class or series of any of the Corporation’s equity securities, which would constitute Senior Stock or Parity Stock or reclassify any authorized stock of the Corporation into any such stock, or create, authorize or issue any obligation or security convertible into, exchangeable or exercisable for, or evidencing the right to purchase any such stock; or

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(iii) enter into or consummate any (A) reclassification of the outstanding shares of Common Stock (other than a change in par value, or from no par value to par value, or from par value to no par value), (B) consolidation, merger or share exchange of the Corporation with or into another Person or any merger, consolidation or share exchange of another Person with or into the Corporation (other than a consolidation, merger or share exchange in which the Corporation is the resulting or surviving entity and which does not result in any reclassification of the outstanding shares of Common Stock), or (C) sale, lease or other disposition to another Person of all or substantially all of the assets of the Corporation (computed on a consolidated basis), other than to one or more of the Corporation’s subsidiaries (any of the foregoing, a “Reorganization Event”); provided, however, that the Holders will have no right to vote under this Section 9 regarding the Corporation’s entry into or consummation of a Reorganization Event if, upon the consummation of the Reorganization Event, (I) the Series A Preferred Stock remains outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the resulting or surviving entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (II) such Series A Preferred Stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series A Preferred Stock, taken as a whole.

Notwithstanding the foregoing, except as otherwise required by law, the Corporation may, without the consent of any Holder, (x) authorize, increase the authorized amount of, or issue Parity Stock (provided that dividend rights are noncumulative) and Junior Stock or (y) increase the amount of authorized shares of Series A Preferred Stock or issue any additional shares of Series A Preferred Stock pursuant to the terms of those two certain Investment Agreements between the Corporation and the parties thereto dated September 17, 2014; provided, however, that with respect to clause (x), such Parity Stock or Junior Stock, as the case may be, does not rank senior or pari passu to the Series A Preferred Stock as to dividend rights or rights upon Liquidation.

(c)    Holders of shares of Common Stock acquired upon the conversion of shares of Series A Preferred Stock shall be entitled to the same voting rights as each other holder of Common Stock except that such holders may not vote upon the Proposal in accordance with Rule 5635 of the listing rules of The NASDAQ Stock Market LLC for Stockholder Approval.

Section 10. No Preemptive Rights. The Holders of Series A Preferred Stock shall have no preemptive rights with respect to any shares of the Corporation’s capital stock or any of its other securities convertible into or carrying rights or options to purchase any such capital stock.

Section 11. No Sinking Fund. No sinking fund shall be established for and no sinking fund provisions shall apply to the Series A Preferred Stock.

Section 12. Compliance with Applicable Law. Declaration by the Board of Directors and payment by the Corporation of dividends to holders of the Series A Preferred Stock shall be subject in all respects to any and all restrictions and limitations placed on dividends or other distributions by the Corporation under (i) laws, regulations and regulatory conditions or limitations applicable to or regarding the Corporation from time to time and (ii) other regulatory restrictions applicable to the Corporation from time to time in effect.

Section 13. Form. Shares of Series A Preferred Stock may be issued, at the option of the Corporation, in the form of physical certificates or in book entry form through the direct registration system of the Transfer Agent.

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Section 14. Other Provisions.

(a)   Notices. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of such Holder appearing on the books of the Corporation, or if no such facsimile number or address appears on the books of the Corporation, at the principal place of business of such Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section prior to 5:30 p.m. (Pacific time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile on a day that is not a Trading Day or later than 5:30 p.m. (Pacific time) on any Trading Day, (iii) the next Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b)   The Liquidation Preference and Conversion Factor shall be subject to adjustment whenever there shall occur a stock split, combination, reclassification, stock dividend or distribution, exchange or other similar event. Such adjustments shall be made in such manner and at such time as the Board of Directors of the Corporation in good faith determines to be equitable in the circumstances, any such determination to be evidenced in a resolution. Upon any such equitable adjustment, the Corporation shall promptly deliver to the Transfer Agent and each Holder an Officers Certificate attaching and certifying the resolution of the Board of Directors, describing in reasonable detail the event requiring the adjustment and the method of calculation thereof and specifying the increased or decreased Liquidation Preference, Conversion Factor and/ or annual dividend rate in effect following such adjustment.

(c)   All issued shares of Series A Preferred Stock shall be deemed outstanding except (i) from the date of surrender of certificates representing Series A Preferred Stock, all shares of Series A Preferred Stock converted into shares of Common Stock; and (ii) from the date of registration of transfer, all shares of Series A Preferred Stock held of record by the Corporation or any subsidiary of the Corporation.

(d)   The headings of the various sections and subsections contained herein are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(e)   Except as may otherwise be required by law, the Series A Preferred Stock shall not have any powers, designations, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designations and the Certificate of Incorporation, as amended, of the Corporation.

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IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation this 17th day of September, 2014.

CASI PHARMACEUTICALS, INC.

By:	/s/ Ken K. Ren
Name: Ken K. Ren
Title: Chief Executive Officer

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